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                               August 5, 2021

       Wendy Mantell
       Secretary and General Counsel
       Bird Global, Inc.
       406 Broadway, Suite 369
       Santa Monica, California 90401

                                                        Re: Bird Global, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 15, 2021
                                                            File No. 333-256187

       Dear Ms. Mantell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed July 15,
2021

       Summary Historical Financial Data of Switchback, page 18

   1. Please reconcile basic and diluted net loss per share, Class B ordinary shares, for the three months ended March 31,
2021, with the amounts appearing in the unaudited condensed
                                                        financial statements on
pages F-6 and F-16.
       Unaudited Pro Forma Condensed Combined Financial Information
       Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page 80

   2. We appreciate your response to prior comment five. Please expand the disclosure in your registration statement,
to include a table that presents the detailed information you provided in your
response and sums to the respective adjustment for other liabilities and
 Wendy Mantell
Bird Global, Inc.
August 5, 2021
Page 2
       additional paid-in capital.
Comparative Share Information, page 97

3. We note your response to prior comment 12 and the revision to your registration statement. Please revise the second sentence of the second paragraph to state that the weighted average shares outstanding and net loss per share information reflect the
       Business Combination as if it had occurred on January 1, 2020.
4. We note your response to prior comment 13 and the revision to your registration statement. However, the first bullet of prior comment 13 was intended to request that you remove book value per share, as of December 31, 2020, from the historical, pro forma combined, and Bird equivalent pro forma per share data columns. Please revise your disclosure to reinstate the other line items of the comparative share information, for the year ended December 31, 2020, that were deleted.
5. Please provide us with your calculation of historical book value per share, at March 31,
       2021, for both Switchback and Bird.
Bird Rides, Inc. Unaudited Condensed Consolidated Financial Statements
Note 12 - Segment Information, page F-61

6. We appreciate your response to prior comment 21. Please revise your disclosure to discuss the facts and circumstances that resulted in there being no results of operations for the
       Other segment during the three months ended March 31, 2021, as well as the current nature of operations in that segment.
Exhibit 23.3 - Consent of Independent Registered Public Accounting Firm, page
II-4

7. The consent from Frank, Rimerman + Co.. LLP refers to its "report dated November 18,
       2020, except for the effects of Note 1 for which the date is July 15, 2021." Please have your auditors revise their consent to refer to Note 10, to coincide with their independent auditors' report on page F-96.
        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                             Sincerely,
FirstName LastNameWendy Mantell
                                                             Division of
Corporation Finance
Comapany NameBird Global, Inc.
                                                             Office of
Manufacturing
August 5, 2021 Page 2
cc:       Justin G. Hamill
FirstName LastName